Vanguard Horizon Funds Proxy Voting Results

Results of Proxy Voting

At a special meeting of shareholders on November 15, 2017, fund shareholders approved the following proposals:

Proposal 1 - Elect Trustees for the fund.*

The individuals listed in the table below were elected as trustees for the fund. All trustees with the exception of Ms. Mulligan, Ms. Raskin, and Mr. Buckley (each of whom already serve as directors of The Vanguard Group, Inc.) served as trustees to the funds prior to the shareholder meeting.

Trustee	For	Withheld	Percentage For
Mortimer J. Buckley	390,898,841	14,469,177	96.4%
Emerson U. Fullwood	390,414,071	14,953,947	96.3%
Amy Gutmann	389,869,704	15,498,314	96.2%
JoAnn Heffernan Heisen	391,161,541	14,206,477	96.5%
F. Joseph Loughrey	390,797,905	14,570,113	96.4%
Mark Loughridge	390,774,200	14,593,818	96.4%
Scott C. Malpass	390,120,891	15,247,127	96.2%
F. William McNabb III	390,915,854	14,452,164	96.4%
Deanna Mulligan	390,950,137	14,417,881	96.4%
André F. Perold	385,233,851	20,134,166	95.0%
Sarah Bloom Raskin	390,673,444	14,694,574	96.4%
Peter F. Volanakis	390,773,896	14,594,122	96.4%

*Results are for all funds within the same trust.

Proposal 2 – Approve a manager of managers arrangement with third-party investment advisors.

This arrangement enables the fund to enter into and materially amend investment advisory arrangements with third-party investment advisors, subject to the approval of the fund's board of trustees and certain conditions imposed by the Securities and Exchange Commission, while avoiding the costs and delays associated with obtaining future shareholder approval.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Strategic Equity Fund	125,712,826	6,532,371	7,227,853	17,302,373	80.2%
Strategic Small-Cap Equity Fund	20,772,765	953,640	934,528	5,425,169	74.0%

Proposal 3 – Approve a manager of managers arrangement with wholly owned subsidiaries of Vanguard.

This arrangement enables Vanguard or the fund to enter into and materially amend investment advisory arrangements with wholly-owned subsidiaries of Vanguard, subject to the approval of the fund's board of trustees and any conditions imposed by the Securities and Exchange Commission (SEC), while avoiding the costs and delays associated with obtaining future shareholder approval. The ability of the fund to operate in this manner is contingent upon the SEC's approval of a pending application for an order of exemption.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Capital Opportunity Fund	80,895,023	3,938,904	5,795,023	7,019,368	82.8%
Global Equity Fund	98,308,015	4,933,574	4,438,996	15,177,590	80.0%
Strategic Equity Fund	127,200,520	6,300,984	5,971,546	17,302,373	81.1%

Strategic Small-Cap Equity Fund	20,918,745	941,774	800,414	5,425,169	74.5%

Fund shareholders did not approve the following proposal:

Proposal 7 – Institute transparent procedures to avoid holding investments in companies that, in management's judgement, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights. Such procedures may include time-limited engagement with problem companies if management believes that their behavior can be changed.

The trustees recommended a vote against the proposal for the following reasons: 1) Vanguard is fully complaint with all applicable U.S. laws and regulations that prohibit the investment in any company owned or controlled by the government of Sudan, 2) The addition of further investment constraints is not in fund shareholders' best interests if those constraints are unrelated to a fund's stated investment objective, policies, and strategies, and 3) Divestment is an ineffective means to implement social change as it often puts the shares into the hands of another owner with no direct impact to the company's capitalization.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Capital Opportunity Fund	19,985,846	7,842,151	62,800,953	7,019,368	20.5%